# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: POP CULTURE GROUP CO., LTD, CIK 0001807389
CUSIP: G71700119
Title of class of securities: Class A Ordinary Shares
Address of issuer's principal executive offices: Room 1207-08, No. 2488 Huandao East Road, Huli Distric, Xiamen City, China (F4), Fujian
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001453072

## Reporting persons
- Alyeska Investment Group, L.P.: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,346,764; sole dispositive power 0; shared dispositive power 1,346,764; aggregate amount beneficially owned 1,346,764 (9.99% of the class)
- Alyeska Fund GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,346,764; sole dispositive power 0; shared dispositive power 1,346,764; aggregate amount beneficially owned 1,346,764 (9.99% of the class)
- Anand Parekh: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 1,346,764; sole dispositive power 0; shared dispositive power 1,346,764; aggregate amount beneficially owned 1,346,764 (9.99% of the class)

## Item 1. Issuer
Name of issuer: POP CULTURE GROUP CO., LTD
Address of issuer's principal executive offices: Room 1207-08, No. 2488 Huandao East Road, Huli District, Xiamen City, Fujian Province, People's Republic of China

## Item 2. Person Filing
Name of person filing:
(i) Alyeska Investment Group, L.P.
(ii) Alyeska Fund GP, LLC
(iii) Anand Parekh
Address of principal business office or, if none, residence:
(i) 77 West Wacker Drive, 7th Floor, Chicago, IL 60601
(ii) 77 West Wacker Drive, 7th Floor, Chicago, IL 60601
(iii) 77 West Wacker Drive, 7th Floor, Chicago, IL 60601
Citizenship:
(i) Alyeska Investment Group, L.P. - Delaware
(ii) Alyeska Fund GP, LLC - Delaware
(iii) Anand Parekh - United States of America

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 1,346,764
Percent of class: 9.99%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 1,346,764
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 1,346,764

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
As of 30 June 2026, the Reporting Persons beneficially own 1,346,764 Ordinary Shares, consisting of (i) 304,556 Ordinary Shares and (ii) 1,042,208 Ordinary Shares issuable upon exercise of pre-funded warrants. The Reporting Persons hold pre-funded warrants exercisable for 2,688,533 Ordinary Shares; however, such warrants contain a beneficial ownership limitation that prohibits exercise to the extent it would cause the holder's beneficial ownership to exceed 9.99% of the outstanding Ordinary Shares. Based on 13,481,123 Ordinary Shares outstanding (as provided directly by the company on 29 July 2026), the 9.99% limitation permits exercise of only 1,042,208 warrant shares after giving effect to the 304,556 Ordinary Shares otherwise held. Position held by Alyeska Master Fund, L.P. Alyeska Investment Group, L.P., as investment manager, exercises voting and investment control over the shares held by Alyeska Master Fund, L.P. Anand Parekh, as Chief Executive Officer of Alyeska Investment Group, L.P., may be deemed the beneficial owner of such shares. Mr. Parekh disclaims beneficial ownership of such shares.

JOINT FILING STATEMENT

PURSUANT TO RULE 13d-1(k) The undersigned acknowledge and agree that the foregoing statement on SCHEDULE 13G, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on SCHEDULE 13G, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

## Signatures
- Alyeska Investment Group, L.P.: Jason Bragg, Jason Bragg / Chief Financial Officer (08/14/2026)
- Alyeska Fund GP, LLC: Jason Bragg, Jason Bragg / Chief Financial Officer (08/14/2026)
- Anand Parekh: Anand Parekh, Anand Parekh / Self (08/14/2026)